50 3/21/05

SECURITIES AND EXCHANGE COMMISSION

05039758

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH. D.C.

SEC FILE NUMBER
8- 37762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Furlong — 203-221-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen M. Furlong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane T. Lehn
Notary Public
My Commission Expires Sep. 30, 2009

Notary Public

Signature

Chief Financial Officer, Financial Principal
Title
Vice President and Treasurer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder of AIG Financial Securities Corp.

In planning and performing our audit of the financial statements and supplementary schedules of AIG Financial Securities Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2005

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2004

(dollars in thousands, except share data)

Assets		
Cash	$	2
Due from affiliates		421
Securities purchased under agreements to resell, at contract value, plus accrued interest		82,085
Financial instruments owned, at fair value		785
	$	83,293
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	295
Taxes payable to affiliate		5,735
Liability subordinated to claims of general creditors		10,000
		16,030
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		49
Retained earnings		67,213
		67,263
	$	83,293

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

At December 31, 2004, the Company's cash is held at two New York Money Center banks.

Commissions

Securities transactions and related commissions and fees are recorded on a trade-date basis.

Financial Instruments Owned

Financial instruments owned are stated at fair value as determined by the Company's management. Included within financial instruments owned is a trust certificate based on an AIG affiliate's debt obligation with a fair value of $765. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

Securities Transactions

The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2004, the Company had no unsettled transactions with its counterparties. The Company does have the right to pursue collection of performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

(dollars in thousands)

Fair Value of Financial Instruments
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis, are short-term, or have floating interest terms.

3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

At December 31, 2004, the Company had overnight securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2004, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $82,193.

4. Liability Subordinated to Claims of General Creditors and Related-Party Transactions

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is includable in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on December 31 at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2010.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer. The administrative services allocated to the Company during 2004 are based on a formula agreed to by the Company and AIGFP. Included in accrued liabilities in the statement of financial condition is $210 due to AIGFP related to these expenses.

5. Income Taxes

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. Included in taxes payable to affiliate in the statement of financial condition are taxes payable of $3,432 and $2,303 for years ended 2003 and 2004, respectively. These amounts were paid by the Company on January 31, 2005.

6. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

(dollars in thousands)

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2004, the Company had net capital of $76,037, which exceeded its requirement of $402 by $75,635, and its ratio of aggregate indebtedness to net capital was .08 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2004, the Company was not required to and did not hold any customer money or securities.